KANSAS GAS SERVICE,

A DIVISION OF ONE GAS, INC.

15 EAST FIFTH STREET

TULSA, OKLAHOMA 74103

November 3, 2022

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Kayla Roberts and Arthur Sandel

RE:	Kansas Gas Service, a Division of ONE Gas, Inc.

Kansas Gas Service Securitization I, L.L.C.

Registration Statement on Form SF-1

File Nos. 333-267322 and 333-267322-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kansas Gas Service, a Division of ONE Gas, Inc., and Kansas Gas Service Securitization I, L.L.C., hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on November 7, 2022 at 9:00 a.m. E.T., or as soon as practicable thereafter.

Please call Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 as soon as the registration statement has been declared effective.

Very truly yours,

Kansas Gas Service,
a Division of ONE Gas, Inc.

By:	/s/ Caron A. Lawhorn
Name:	Caron A. Lawhorn
Title:	Senior Vice President and
Chief Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.

Joseph L. McCormick, ONE Gas, Inc.